AB* 3/9

09058914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DWM FINANCE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Post Road
(No. and Street)

Darien, (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander H. Mack (917) 923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH (Address) ISELIN (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/17

OATH OR AFFIRMATION

I, Judy Kirst Kolkman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DWM Finance, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/24/09
JACQUELINE J. RUIZ
NOTARY PUBLIC
State of Connecticut
My Commission Expires
January 31, 2013

Notary Public

Signature

Member CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DWM FINANCE LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

DWM FINANCE LLC

CONTENTS

ACSB SANDLER LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
DWM Finance LLC
Darien, Connecticut

We have audited the accompanying statement of financial condition of **DWM Finance LLC** (the "Company"), as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **DWM Finance LLC** as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ACSB Sandler LLP

Needham, Massachusetts
February 26, 2009

43 CHARLES STREET, NEEDHAM, MA 02494 PH. (781) 455-1480 FAX (781) 455-6239

AFFILIATES IN NEW YORK ♦ NEW JERSEY ♦ CAYMAN ISLANDS

DWM FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2008
ASSETS	
Cash	$ 35,510
Receivable from related party	139,000
Prepaid expenses and other assets	9,314
Total assets	$ 183,824
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 15,988
Member's equity	167,836
Total liabilities and member's equity	$ 183,824

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2008
Revenues	
Placement and service fees	$ 259,610
Expenses	
Compensation	263,100
Professional fees	31,010
Rent	15,780
Regulatory fees	10,273
Other expenses	37,392
Foreign currency loss	15,890
Total expenses	373,445
Net loss	$ (113,835)

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2008

	Due from Affiliate	Member's Equity	Total
Member's equity, at beginning of year	$ (118,500)	$ 142,476	$ 23,976
Contributions	-	139,195	139,195
Reduction of due from affiliate	118,500		118,500
Net loss	-	(113,835)	(113,835)
Member's equity, at end of year	$ -	$ 167,836	$ 167,836

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2008
Cash flows from operating activities	
Net loss	$ (113,835)
Adjustments to reconcile net income to cash used in operating activities:	
Foreign currency loss	15,890
Changes in assets and liabilities:	
Receivable from affiliate	118,500
Receivable from related party	(154,890)
Prepaid expenses	(7,647)
Accounts payable and accrued expenses	3,988
Net cash used in operating activities	(137,994)
Cash flows provided by financing activities	
Capital contributions	139,195
Net increase in cash	1,201
Cash - beginning	34,309
Cash - ending	$ 35,510

Supplemental disclosures of cash flow information

During the year ended December 31, 2008, member contributions and collections from affiliate included $118,500 and $96,380, respectively in exchange for various expense sharing items

See accompanying notes to financial statements.

DWM FINANCE LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

		December 31, 2008
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Total member's equity		$ 167,836
Deductions:		
Non-allowable assets:		
Receivable from related party	$ 139,000	
Prepaid expenses	9,314	
Total non-allowable assets		148,314
Net capital		$ 19,522
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 15,988
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 14,522
Percentage of aggregate indebtedness to net capital		81.90%

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2008, included in the Company's unaudited Form X-17a5, Part IIA

(Continued)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ACSB Sandler LLP

Needham, Massachusetts
February 26, 2009